Results of Annual General Meeting Held on August 2, 2013

Singapore, Singapore – August 2, 2013 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) wishes to announce that all the resolutions as set out in its Notice of Annual General Meeting dated July 1, 2013 were duly passed at its Annual General Meeting held today.

At the Annual General Meeting, the Board of Directors and the management team of China Yuchai responded to questions from shareholders. A brief summary of some of the discussions is set out below for the benefit of all shareholders of the Company:

(a) In relation to questions about the share capital structure of China Yuchai, it was explained that under the bye-laws of the Company, the Company’s share capital structure comprised of two classes of shares — ordinary shares and a special share with certain rights as set out in the bye-laws. A shareholder suggested the elimination or retirement of the special share currently held by HL Technology Systems Pte Ltd. The Board noted that this issue had been previously addressed at the Company’s Special General Meeting convened on September 4, 2009 (“SGM”) and the resolution to amend the bye-laws to remove the special share provisions and all related provisions was not passed. As explained by the Board in its Letter to Shareholders issued prior to the SGM and which continues to be the view maintained by the Board, the current share capital structure of China Yuchai is legally recognised under Bermuda law and the existence of and the rights relating to the special share have been widely and publicly disclosed to all shareholders. The Board believes it is not productive to continue to discuss and challenge the share capital structure of the Company and that the main focus of the Company should be on growing and managing the business.

(b) The Board also discussed the viability and desirability of acquiring the minority stake in Guangxi Yuchai Machinery Company Limited (“GYMCL”) held by the Yulin Municipal Government (“Yulin Government”) as suggested by a shareholder. The Yulin Government has not indicated any interest in disposing of its stake in GYMCL. The Board noted that China Yuchai and the Yulin Government have worked together to grow the engine manufacturing business and the relationship has been mutually beneficial. Should the Yulin Government indicate an interest in disposing of its stake in GYMCL, the Board will, at that time, give due consideration to the matter.

(c) The Board discussed China Yuchai’s investment in Thakral Corporation Limited (“Thakral”) and HL Global Enterprises Limited (“HLGE”). The Board informed the shareholders of its intention to divest its remaining stake in Thakral subject to market conditions. As disclosed in the Form 20-F for financial year 2012 which was filed by China Yuchai with the U.S. Securities and Exchange Commission on April 22, 2013, China Yuchai has, in early 2013, reduced its stake further in Thakral. China Yuchai currently has a 48.9% shareholding interest in HLGE and the Board will consider all options with regard to this investment in order to deliver value to shareholders.

(d) Related to paragraph (c) above was the suggestion by a shareholder to utilize the funds raised from a sale of the Company’s stakes in Thakral and HLGE to implement a share buyback plan. The Board explained that China Yuchai needed to maintain a prudent level of cash for its operations and strategic plans. The Company’s principal source of cash flow is its share of dividends paid by GYMCL, a majority of which, upon receipt is paid out to the Company’s shareholders as dividends. The Board believes the payment of dividends gives the best value to shareholders compared with a share buyback plan.

(e) The Board also shared its thoughts with shareholders with regard to the suggestion that China Yuchai dual list its shares on the Hong Kong stock exchange. The Board believes that the New York Stock Exchange continues to be the most prestigious stock exchange in the world with the highest standards of corporate governance. There is no guarantee that a listing on another exchange will result in a higher valuation of China Yuchai’s shares or will result in benefits commensurate with the additional costs of and risks arising from such a listing. As for a possible listing of the Company’s joint ventures individually on the Hong Kong stock exchange, the Board will from time to time, evaluate and assess the viability of this option.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-duty and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2012, GYMCL sold 431,350 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com
dixon.chen@grayling.com